

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Jennifer Ziolkowski
Chief Financial Officer
Vigil Neuroscience, Inc.
100 Forge Road, Suite 700
Watertown, MA 02472

> **Re: Vigil Neuroscience, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 21, 2023**
> **File No. 001-41200**

Dear Jennifer Ziolkowski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences